

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2020

Margaret M. Keane
Director and Chief Executive Officer
Synchrony Financial
777 Long Ridge Road
Stamford, Connecticut 06902

     Re: Synchrony Financial
        Form 10-Q
        Filed April 22, 2020
        File No. 001-36560

Dear Ms. Keane:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Finance